1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 26, 2023

Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.    20549-0504

Re:         StepStone Private Infrastructure Fund

Filing No: 888-23848; 333-268986

Dear Ms. Rossotto:

We are writing in response to comments provided on April 12, 2023 with respect to (i) Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on February 17, 2023 on behalf of StepStone Private Infrastructure Fund (the “Fund”), a closed-end management investment company, and (ii) a correspondence filing made on behalf of the Fund on February 17, 2023 (the “Prior Correspondence”), which pertained to the Registration Statement. The Fund has considered these comments and has authorized us to make the responses set out below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement under the 1933 Act and Amendment No. 2 to its Registration Statement under the 1940 Act, which reflects the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

A.	PRIOR CORRESPONDENCE

Comment 1.   We reiterate Comment 18 from the Prior Correspondence regarding the following disclosure: “The Fund intends to make direct and indirect investments in debt and equity interests across a variety of private infrastructure investments” within infrastructure areas and “[t]hese private assets together are referred to as ‘Infrastructure Assets.’ The disclosure in the following paragraph states “the Fund will invest and/or make capital commitments of at least 80% of its net assets . . . in Infrastructure Assets [emphasis added].” In particular, please clarify whether making capital commitments exposes the Fund to the economic fortunes of the infrastructure industry. Please also provide additional examples of closed-end funds that have included capital commitments towards their 80% names rule policy if possible.

Response 1.         Certain Fund investments in Infrastructure Assets, including investments in underlying funds that invest primarily in Infrastructure Assets, require investors to make an irrevocable capital commitment, whereby capital will be called over time as the particular infrastructure project(s) proceed. The important point is that any such Fund capital commitment is irrevocable. Therefore, we believe Fund irrevocable capital commitments in respect of investments in Infrastructure Assets should be included in the Fund’s 80% names rule policy because the Fund is unconditionally obligated to make all necessary capital contributions to fund 100% of its capital commitment. We note that, under Rule 2a51-1(b)(6) under the 1940 Act, amounts payable “pursuant to a firm agreement or similar binding commitment pursuant to which a person has agreed to acquire an interest in, or make capital contributions to,” a private fund or commodity pool upon the demand of the private fund or commodity pool are included as “investments” for purposes of determining whether the private fund or commodity pool itself is a qualified purchaser under Section 3(c)(7) with at least $25 million of “investments”. In the adopting release to Rule 2a51-1, the SEC stated,

“Several commenters noted that privately offered funds often do not require their investors to provide the moneys the investors have committed to invest in the fund until investment opportunities become available to the fund. The fund therefore has access to cash that will be used for investment purposes, through commitments that reflect investors’ assessment of the fund sponsor’s investment expertise. The Commission thus considers it appropriate to treat these capital commitments in a manner similar to cash.”

We would argue that if it is appropriate for a private fund or commodity pool to treat investors’ irrevocable capital commitments as “investments” under Rule 2a51-1, it also should be appropriate for an investor (such as the Fund) to be able to treat those same irrevocable capital commitments as “investments” for purposes of satisfying the 80% names rule threshold.

The Fund notes that Hamilton Lane Private Assets Fund and Delaware Wilshire Private Markets Fund have also included capital commitments towards their 80% names rule policy.

Comment 2.    We reiterate Comment 4 from the Prior Correspondence. In places throughout the registration statement, the disclosure is lengthy, highly detailed, repetitive and appears unduly promotional. Please note, “[t]he purpose of the prospectus is to provide essential information about the [Fund]] in a way that will help investors make informed decisions about whether to purchase the [Shares] being offered,” and “should include only information needed to understand the fundamental characteristics of the [Fund].” Form N-

2, Part A: The Prospectus. Also, in compliance with Form N-2, any “‘sales literature’ … should not significantly lengthen the prospectus nor obscure essential disclosure.” General Instructions for Parts A and B, 5(b). Please revise to ensure disclosure is presented in a clear, concise and understandable manner and that it fairly balances the opportunities presented against the risks involved.

Response 2.       The disclosure has been revised accordingly.

B.	PROSPECTUS

Cover Page

Comment 3.   In the Principal Investment Strategies, the disclosure states that “The Fund intends to make direct and indirect investments in debt and equity interests across a variety of private infrastructure investments within areas such as, but not limited to, transport and logistics, renewables and energy, communications/digital infrastructure, utilities, social infrastructure, natural capital and other real assets.” Please clarify what are considered to be “private” infrastructure investments in an appropriate place in the prospectus.

Response 3.       The disclosure has been revised accordingly.

Comment 4.   In the disclosure referenced in the prior Comment, please update the definition of “private infrastructure investments” to be definitive and remove the “such as, but not limited to, . . . .” qualifier.

Response 4.       The disclosure has been revised accordingly.

Comment 5.   In the Principal Investment Strategies, the disclosure states that “For purposes of this 80% threshold, the Fund will include (i) direct and indirect investments in specific projects relating to Infrastructure Assets, (ii) investments in companies that invest primarily in Infrastructure Assets and (iii) investments in Investment Funds that invest primarily in Infrastructure Assets.” Please clarify what is meant by “relating to”. The disclosure should indicate the economic connection to infrastructure assets, which should be stronger than “relating to”.

Response 5.       The disclosure has been revised accordingly.

Comment 6.   Please disclose on the cover page the intervals between deadlines for repurchase requests, pricing, and repayments and, if applicable, the anticipated timing of the Fund’s initial repurchase offer.

Response 6.       The disclosure has been revised accordingly.

Summary of Prospectus

Who is responsible for managing the Fund? (pages 2-3)

Comment 7.   The disclosure states that “As of December 31, 2022, StepStone oversaw $602 billion including $134 billion of assets under management. StepStone has 940 professionals across 24 offices in 15 countries.” Please define “oversaw” and indicate what the $602 billion represents.

Response 7.       The disclosure has been revised accordingly.

Comment 8.   The disclosure states that “SIRA has overseen $75 billion in private market allocations since its inception, with $13 billion of investments approved in 2021.” Please define “overseen” and indicate what the $75 billion represents.

Response 8.       The disclosure has been revised accordingly.

What are the Fund’s areas of differentiation? (pages 3-5)

Comment 9.  The disclosure states that SIRA has “$75+ billion of Infrastructure Assets under advisement or assets under management.” Please clarify what “under advisement or assets under management” means.

Response 9.       The disclosure has been revised accordingly.

Comment 10.   The disclosure states that “StepStone’s proprietary database (‘SPI’) represents one of the industry’s most comprehensive and powerful databases tracking over 15,000 general partners across 41,000 Investment Funds garnered from the over 3,500 annual Investment Manager meetings StepStone holds per year.” Please insert the phrase “we believe” into the sentence with respect to being “one of the industry’s most comprehensive and powerful databases” or otherwise qualify this statement.

Response 10.       The disclosure has been revised accordingly.

Comment 11.   The disclosure states that “The Fund offers a favorable structure as compared to private markets funds, including 1099 tax reporting instead of K-1s, a single investment instead of recurring capital calls, and potential liquidity in the form of a share repurchase program.” Please insert the phrase “we believe” into the sentence with respect to the “favorable structure” or otherwise qualify this statement.

Response 11.       The disclosure has been revised accordingly.

What are the Fund’s plans regarding leverage? (pages 6-7)

Comment 12.   Please disclose the amount of leverage the fund anticipates using under its plans regarding leverage.

Response 12.       The disclosure has been revised accordingly.

If I buy Shares, will I receive distributions and how often? (page 9)

Comment 13.     Please clarify in this section that distributions by the Fund are uncertain.

Response 13.       The disclosure has been revised accordingly.

Investment Program

Competitive Strengths (pages 17-18)

Comment 14.   The disclosure states that “The Fund offers a favorable structure as compared to private markets funds, including 1099 tax reporting instead of K-1s, a single investment instead of recurring capital calls, and potential liquidity in the form of a share repurchase program.” Please insert the phrase “we believe” into the sentence with respect to the “favorable structure” or otherwise qualify this statement.

Response 14.       The disclosure has been revised accordingly.

Comment 15.  This section is repetitive of disclosure earlier in the prospectus. Please revise the disclosure to include it only once. See Form N-2 Item 8.2, General Instructions for Parts A and B, 5(b).

Response 15.       The disclosure has been revised accordingly.

Investment Strategy (pages 18-25)

Comment 16.    The subsection entitled “Access.” is repetitive of disclosure earlier in the prospectus and should not be included as part of the investment strategies. Please revise the disclosure to only include it once and otherwise consider revising the investment strategies to delete similar disclosure.

Response 16.       The disclosure has been revised accordingly.

Comment 17.   The disclosure in the subsection entitled “Risk Management.” states that “These techniques may include, without limitation: Diversifying investments across assets at different parts of fund lifecycles through the use of Secondary Investments, Co-

Investments and Primary Investments.” Please revise this disclosure to delete or replace “diversifying” since the Fund is non-diversified to avoid confusion.

Response 17.       The disclosure has been revised accordingly.

Comment 18.   The disclosure in the subsection entitled “Risk Management.” states that “These techniques may include, without limitation: . . . Actively managing cash and liquid assets.” Please clarify this disclosure as appropriate.

Response 18.       The disclosure has been revised accordingly.

Comment 19.   The disclosure in the subsection entitled “Risk Management.” states that “The portfolio will consist of infrastructure investments across industry sectors, investment stages and sizes and geographies and allocated strategically by StepStone, which we believe to be one of the largest investment firms that focuses exclusively on the private markets.” Please disclosure in the Fund’s investment strategies what investment stages and sizes the Fund will invest in.

Response 19.       The disclosure has been revised accordingly.

Comment 20.   The “Select Sector Themes” graphic on page 20 includes “Transport & Logistics.” Please clarify whether these are public or private infrastructure investments. If they are private infrastructure investments, please update the definition of such term to include transport and logistics.

Response 20.       The disclosure has been revised accordingly.

Types of Investments and Related Risks

Investments in the Debt Securities of Small or Middle-Market Portfolio Companies. (pages 33-34)

Comment 21.    Please consider including interest rate risk in this section.

Response 21.       The disclosure has been revised accordingly.

Financial Institutions Risk. (page 38)

Comment 22.   Please update this section to reflect the implications of high interest rates and the current developments in the banking and financial sectors.

Response 22.       The disclosure has been revised accordingly.

Tax Aspects

Hedging and Derivative Transactions (pages 70-71)

Comment 23.   The disclosure states the “The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments.” Please disclose this in the principal investment strategies if appropriate.

Response 23.    The Fund will be a “limited derivatives user” under Rule 18f-4 and, therefore, these derivative strategies will be used primarily for hedging purposes and will not be principal investment strategies.

C.	STATEMENT OF ADDITIONAL INFORMATION

Comment 24.   On page 2, in Investment Policies, Practices and Risks, Fundamental Policies, Fundamental restriction #1 states that the Fund may not “ invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, the Fund’s investments in Private Market Assets are not deemed to be investments in a single industry); provided, however, that the Fund will, in normal circumstances, invest more than 25% of the value of its total assets at the time of purchase in Infrastructure Assets.” The prospectus states that the Fund concentrates in the “infrastructure group of industries.” Please reconcile this inconsistency and state the concentration policy consistently throughout the Registration Statement.

Response 24.       The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz